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                                                                    EXHIBIT 99.1
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[LOGO OF ILOG]

              ILOG Announces Expected Results for Fourth Quarter

PARIS, France, and MOUNTAIN VIEW, Calif. - July 9, 2001 - ILOG S.A. (NASDAQ:
ILOG and NM France: SICOVAM: 006673) today announced that it expects revenues for its fourth quarter, ended June 30, 2001, to be between $20 and $21 million. This compares to $20.9 million for the same period in the prior year. Fully diluted earnings per share for the quarter are expected to be between $0.00 and $0.05. In April, the Company announced that it anticipated similar revenues and earnings in the fourth quarter as was reported in the third quarter, which were $24.3 million and $0.17 per share, respectively.

"Sales conditions in the telecommunications and value chain management markets became significantly more challenging than we had anticipated at the beginning of the quarter," stated Pierre Haren, president and CEO of ILOG. "While our revenues increased in the transportation, finance and e-government segments in the fourth quarter, these positive trends weren't able to overcome the postponement of business in the other two markets. However, our market share is increasing overall and we are maintaining our cost containment measures as we wait out the current economic conditions," said Haren.

ILOG plans to announce its results for the fourth quarter and 2001 fiscal year on July 31, 2001, and have a conference call for investors on that day at 4:00 p.m. Paris time. Participation details will be posted at http://www.ilog.com/corporate/investor/.
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Forward-Looking Information

The estimated results and market share information in this announcement constitute "forward-looking" information within the meaning of the United States Securities laws. Actual results for the Company's quarter and fiscal year ended June 30, 2001 and the company's market share could materially differ from those estimated or forecast depending on factors, such as acceptance of the company's products, whether all orders included in estimated revenues meet the company's revenue recognition requirements, the adequacy of estimated expense accruals and reserves, and year end adjustments arising from the customary review by management and the company's independent auditors.

The matters discussed in this press release also involve risks and uncertainties described from time to time in ILOG's filings with the United States Securities and Exchange Commission (SEC). In particular, see "Future Operating Results Uncertain" and "Fluctuations in Operating Results" in the most recent Annual Report on Form 20-F for the year ended June 30, 2000 and the most recent Quarterly Reports on Form 6-K, which are on file with the SEC. These documents contain and identify important factors that could cause the actual results to differ materially from those contained herein.

About ILOG

Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten development times for enterprise software applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications where ILOG enjoys significant market share, the company is taking an active role in the e-business software-components market. Visit www.ilog.com for additional information.
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ILOG is a registered trademark of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.